UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

JACADA LTD.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M6184R101

(CUSIP Number of Class of Securities)

Tzvia Broida

Chief Financial Officer

11 Galgalei Haplada Street

P.O. Box 12175

Herzliya 46722, Israel

(972) 9-952-5900

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copies to:

Dan Geva, Adv. and David S. Glatt, Adv. Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Road Ramat Gan 52506, Israel Tel: (972) 3-610-3100	Elliott Press, Esq. Katten Muchin Rosenman LLP 575 Madison Avenue New York, New York 10022 Tel: (212) 940-6348

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$16,000,000	$628.80

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,000,000 ordinary shares at the maximum tender offer price of $4.00 per share.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Jacada Ltd., an Israeli company (“Jacada” or the “Company”), to purchase up to 4,000,000 of its ordinary shares, par value NIS 0.01 per share, at a purchase price not greater than $4.00 nor less than $3.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Jacada Ltd., an Israeli company, and the address of its principal executive office is 11 Galgalei Haplada Street, P.O. Box 12175, Herzliya 46722, Israel. The telephone number of its principal executive offices is (972) 9-952-5900.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 7 (“Price Range of the Shares”) is incorporated herein by reference.

(d), (e) and (f) Not applicable.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b), (c) and (d) Not applicable.

Item 4.	Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Price; Priority of Purchase; Expiration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditions of the Tender Offer”);

•	Section 8 (“Sources and Amount of Funds”);

•	Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 12 (“Legal Matters and Regulatory Approvals”);

•	Section 13 (“Material United States Federal Income Tax and Israeli Income Tax Considerations”);

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”); and

•	Section 16 (“Miscellaneous”).

(b) The information set forth in the Offer to Purchase under “Introduction” and under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(c), (d), (e) and (f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b), (c) and (d) Not applicable.

(e) The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(d) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 6 (“Conditions of the Tender Offer”) is incorporated herein by reference.

(c) Not applicable.

(d) The information set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Not applicable.

Item 10.	Financial Statements.

(a) and (b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 9 (“Information about Jacada Ltd.”), Section 11 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase dated August 14, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 14, 2008.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 14, 2008.

(a)(1)(F)	Letter to Jacada Shareholders dated August 14, 2008.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(H)	Guidelines for Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8

(a)(1)(I)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Text of Press Release issued by Jacada on August 14, 2008.

(a)(5)(B)*	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on August 14, 2008.

(a)(5)(C)*	Form of Acceptance Notices to be filed with the Israeli Securities Authority on August 14, 2008.

(b)	Not Applicable.

(d)(1)	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Jacada’s Registration Statement filed on Form F-1 (file no. 333-10882)).

(d)(2)	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to Jacada’s Registration Statement filed on Form F-1 (file no. 333-10882)).

(d)(3)	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Jacada’s Registration Statement on Form S-8 (file no. 333-73650)).

(d)(4)	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to Jacada’s Registration Statement on Form S-8 (file no. 333-111303)).

(g)	Not Applicable.

(h)	Not Applicable.

*	English translation from Hebrew.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2008	JACADA LTD.

	By:	/s/ Tzvia Broida
	Name:	Tzvia Broida
	Title:	Chief Financial Officer

Exhibit Index

(a)(1)(A)	Offer to Purchase dated August 14, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 14, 2008.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 14, 2008.

(a)(1)(F)	Letter to Jacada Shareholders dated August 14, 2008.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(H)	Guidelines for Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8

(a)(1)(I)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Text of Press Release issued by Jacada on August 14, 2008.

(a)(5)(B)*	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on August 14, 2008.

(a)(5)(C)*	Form of Acceptance Notices to be filed with the Israeli Securities Authority on August 14, 2008.

(b)	Not Applicable.

(d)(1)	1996 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Jacada’s Registration Statement filed on Form F-1 (file no. 333-10882)).

(d)(2)	1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to Jacada’s Registration Statement filed on Form F-1 (file no. 333-10882)).

(d)(3)	Amendment to 1999 Share Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Jacada’s Registration Statement on Form S-8 (file no. 333-73650)).

(d)(4)	2003 Share Option Plan (incorporated by reference to Exhibit 99.1 to Jacada’s Registration Statement on Form S-8 (file no. 333-111303)).

(g)	Not Applicable.

(h)	Not Applicable.

*	English translation from Hebrew.